January 4, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Attention: Ethan Horowitz

Re:	Oasis Petroleum Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-34776

Dear Mr. Horowitz:

Set forth below are the responses of Oasis Petroleum Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 18, 2012, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Commission on February 28, 2012, File No. 001-34776 (the “10-K”).

We will also provide certain information responsive to Comment 4 in a separate letter (the “Supplemental Letter”) with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in the 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 5

Proved Undeveloped Reserves, page 11

1. We note your disclosure stating that all of your proved undeveloped reserves (“PUDs”) at December 31, 2011 are expected to be developed within the next five years. Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUDs. Please tell us the number of locations scheduled for development beyond five years from initial booking and describe the PUDs attributed to them.

Securities and Exchange Commission

January 4, 2013

Response:

We acknowledge the Staff’s comment and respectfully submit that we do not have any locations that are scheduled for development beyond five years from their initial booking.

2. The discussion of the changes to your proved undeveloped reserves appears to solely address the conversion to proved developed status. Please note that Item 1203(b) of Regulation S-K requires the disclosure of all material changes in proved undeveloped reserves that occurred during the year. Please revise to explain the material changes to your proved undeveloped reserves due to extensions and discoveries, revisions of previous estimates, and acquisitions / divestitures of minerals in place.

Response:

We acknowledge the Staff’s comment and respectfully submit that we have disclosed all material changes in our proved undeveloped reserves that occurred during 2011 as required by Item 1203(b) of Regulation S-K in the tabular presentation at the top of page 11 in the 10-K. In addition, we have included a narrative discussion of our conversion of proved undeveloped reserves to proved developed reserves as required by Item 1203(c) of Regulation S-K.

Independent Petroleum Engineers, page 11

3. We noted the disclosure regarding your independent petroleum engineers makes reference to “generally accepted petroleum engineering and evaluation principles.” While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles.” With a view toward disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Alternatively, please confirm that you will not refer to “generally accepted petroleum engineering and evaluation principles” in future Exchange Act filings.

Response:

We acknowledge the Staff’s comment and respectfully refer the Staff to the report of DeGolyer and MacNaughton filed as exhibit 99.1 to the 10-K, which states that the reserves in its report “were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principals and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled ‘Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007)” (“SPE Standards”). Accordingly, in future filings we will not refer to “generally accepted petroleum engineering and evaluation principles” and will instead refer to the SPE Standards.

Securities and Exchange Commission

January 4, 2013

Acreage, page 14

4. We note the disclosure of undeveloped acreage in your filing indicates that more than 50% (i.e., 31,905 acres in 2012, 35,055 acres in 2013, and 18,192 acres in 2014) of your undeveloped acreage is scheduled to expire by December 31, 2014. Please tell us about the PUDs associated with the expiring properties and describe the progress you have made with regard to conversion during the current year. With your response, please provide a drilling/conversion schedule for all of your PUDs and identify those associated with the expiring acreage.

Response:

We acknowledge the Staff’s comment and respectfully submit that, as of December 31, 2011, 62 of our proved undeveloped drilling locations were associated with acreage that is scheduled to expire by December 31, 2014. During the year ended December 31, 2012, we completed wells in the spacing units associated with 57 of these locations. In addition, we have drilled wells that are waiting on completion in the spacing units associated with two of these proved undeveloped drilling locations. We anticipate that we will drill the wells in the spacing units associated with the remaining three proved undeveloped locations in 2013. We will provide a Supplemental Letter, which includes a drilling/conversion schedule for all of the Company’s PUDs that identifies the PUDs associated with expiring acreage.

5. Please tell us whether delay rentals are available for the undeveloped acreage expiring through December 31, 2014 and whether the related fees are material. With your response, please also tell us about the potential impact of third party leases that become immediately effective if your leases expire, as described on page 35 of your Form 10-K.

Response:

From time to time, we make payments under our leases as a result of delay rentals, which generally require us to make a payment to the lessor when we do not commence drilling operations on the applicable acreage. In the year ended 2011, we paid approximately $376,350 as a result of delay rentals, which is reflected in our exploration expenses on our income statement. In addition, certain of our leases allow us to extend the primary term of the lease at our option upon the payment of a fee. Such option extension payments would be capitalized in addition to the amount originally recorded for the lease, rather than expensed, however, because such payments are for a contractual extension of the initial leased asset. Based on our current drilling plan, we do not anticipate that we will incur material expenses related to the exercise of extension options.

With respect to third party leases that become immediately effective if our leases expire, we respectfully refer the Staff to our response to comment #10 of the Staff’s letter dated April 21, 2010 in connection with our Registration Statement Form S-1 (File No. 333-165212) (the “IPO Response Letter”). In the IPO Response Letter, we informed the Staff that we do not have a full or current record of third-party leases that will become effective immediately upon our lease expiration when production has not yet been established, both because our leases generally

Securities and Exchange Commission

January 4, 2013

do not require our counterparties to give us notice of such an arrangement and because obtaining such information for all of our acreage from state or county records would be extremely costly and time consuming. We do not believe our peer companies have access to such information on an ongoing basis. Accordingly, we do not believe we can provide a meaningful quantification of the amount of our acreage that may be subject to third-party leases. Similarly, we do not believe such information is material to the operation of our business because we typically have the ability to negotiate with any third-party lessor to obtain their leasing rights for any particular acreage that we determine is material to our development plan. In addition, as described above, based on our current drilling schedule, we do not expect that the acreage associated with any of our PUD locations will expire prior to establishing production.

6. It appears that your disclosure of acreage held by production is provided on a gross basis. Please tell us how you considered providing this information on a net basis.

Response:

We acknowledge the Staff’s comment and respectfully submit that our disclosure of acreage held by production is provided on a net basis. Our net acreage held by production is in excess of our net developed acreage because it includes undeveloped acreage that is located on leases held by production. We disclose this amount on a net basis because we believe it is more relevant to investors than gross acreage held by production. In future filings, we will revise our disclosure to clarify that the acreage held by production is provided on a net basis or we will remove the disclosure in its entirety.

Financial Statements

Consolidated Statement of Operations, page 73

7. Please tell us how you considered providing earnings per share information for each of the years for which financial statements are presented. The guidance per FASB ASC 260-10-15-2 requires the presentation of historical EPS information for all entities that have issued common stock which is traded in a public market.

Response:

We acknowledge the Staff’s comment and respectfully submit that we considered the guidance set forth in FASB ASC 260-10-15-2, which requires presentation of earnings per share (EPS) by all entities that have issued common stock, and ASC 260-10-45-7, which requires EPS data to be presented for all periods for which an income statement or summary of earnings is presented. Although we presented a consolidated statement of operations for the year ended December 31, 2009, this period preceded our corporate reorganization in connection with our initial public offering. Accordingly, there was no common stock issued or outstanding during such period and no EPS for the year ended December 31, 2009 to disclose. In future filings that include the presentation of a consolidated statement of operations for a period for which there is no EPS to disclose, we will disclose the reason why.

Securities and Exchange Commission

January 4, 2013

Notes to Consolidated Financial Statements

Note 7—Accrued Liabilities, page 87

8. Please describe the nature of the accrued capital costs of $106.4 million and $50.0 million recorded as of December 31, 2011 and 2010, respectively. Please also tell us about the $9.5 million in revenue suspense recorded as a component of revenues and production taxes payable on your consolidated balance sheet.

Response:

We acknowledge the Staff’s comment and respectfully submit that the accrued capital costs recorded as of December 31, 2011 and 2010 represent our estimated current payment obligations for materials and services provided to us by our vendors for primarily drilling, completion and development costs. Although such materials and services have already been provided to us, we have not yet received or have not yet fully processed the invoices for such materials and services. Invoices that have been fully processed, but not yet paid, are recorded as accounts payable.

The revenue suspense recorded as a component of revenues and production taxes payable represents proceeds from the sale of oil and natural gas production that have been processed by us on behalf of third parties. Because we are not able to disburse the proceeds to such third parties until certain title ownership issues have been resolved, these amounts are recorded as revenue suspense.

Note 8—Long-Term Debt, page 88

9. We note that you issued senior unsecured debt in February 2011 and November 2011 that is guaranteed by your material subsidiaries. These guarantees are described in your Form 10-K as full and unconditional and joint and several among the guarantors. Please tell us how you considered providing disclosure in your Form 10-K describing any qualifications to the subsidiary guarantees.

Response:

We acknowledge the Staff’s comment and respectfully submit that we considered the guidance set forth in SEC Release Nos. 33-7878; 34-43124, Financial Statements and Periodic Reports For Related Issuers and Guarantors, including Section III.A.1.b thereof regarding the meaning of “full and unconditional.” However, it is our understanding that it is the view of the Staff that a guaranty is not “full and unconditional” if it contains automatic release provisions, including those that are common in high yield notes indentures. Notwithstanding this view, the Staff has allowed issuers to continue to rely on Rule 3-10(f) when the other requirements of such rule are met and the release provisions are limited to customary circumstances described in Section 2510.5 of the Financial Reporting Manual. The indentures governing our unsecured senior notes issued in February 2011 and November 2011 provide that the guarantees of our subsidiary guarantors will be released in the following circumstances, each of which we view as customary:

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January 4, 2013

•

in connection with any sale or other disposition of all or substantially all of the assets of that guarantor (including by way of merger or consolidation) to a person that is not (either before or after giving effect to such transaction) the Company or a restricted subsidiary of the Company;

•

in connection with any sale or other disposition of the capital stock of that guarantor (including by way of merger or consolidation) to a person that is not (either before or after giving effect to such transaction) the Company or a restricted subsidiary of the Company, such that, immediately after giving effect to such transaction, such guarantor would no longer constitute a subsidiary of the Company;

•	if the Company designates any restricted subsidiary that is a guarantor to be an unrestricted subsidiary in accordance with the indenture;

•	upon legal defeasance or satisfaction and discharge of the indenture; or

•	upon the liquidation or dissolution of a guarantor, provided no event of default occurs under the indentures as a result thereof.

In future filings, we will revise our disclosure to describe that the debt is fully and unconditionally guaranteed by our material subsidiaries subject to certain customary release provisions, and we will describe those specific release provisions.

Note 16—Consolidating Financial Statements, page 97

10. We note that you have presented consolidating financial information in connection with the debt guaranteed by your material subsidiaries. It does not appear that you have presented this information for each of the years for which financial statements are presented in your filing. Specifically, it does not appear that a consolidating statement of operations and a consolidating statement of cash flows are presented for the fiscal year ended December 31, 2009. In this regard, please tell us how you considered Rule 3- 10(f)(4) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and respectfully submit that the consolidating financial information included in the 10-K presents consolidating information for the parent company, Oasis Petroleum Inc., and the subsidiary guarantors on a combined basis. Oasis Petroleum Inc. was formed on February 25, 2010 and became the parent company of its accounting predecessor, Oasis Petroleum LLC, as a result of our corporate reorganization in connection with our initial public offering. If we had presented a consolidating statement of operations or a consolidating statement of cash flows for the year ended December 31, 2009, the financial information for the guarantors would have been identical to the consolidated statement of operations and consolidated statement of cash flows presented for our predecessor because no parent company existed during that period. Accordingly, we do not believe that the presentation of a consolidating statement of operations or a consolidating statement of cash flows is required for the year ended December 31, 2009.

Securities and Exchange Commission

January 4, 2013

Note 18 Supplemental Oil and Gas Reserve Information, page 103

11. We note you have provided disclosure pursuant to FASB ASC 932-235-50-5 explaining the significant changes to your proved reserves. Please revise to more clearly indicate the impact of the material causal factors identified as part of this disclosure. For example, as part of the discussion of the net negative revision of previous estimates for the fiscal year ended December 31, 2011, reference is made to the change in realized prices. However, it appears that the change to your commodity price assumptions for oil would have resulted in an increase in your proved reserves during 2011.

Response:

We acknowledge the Staff’s comment and respectfully submit that our disclosure on page 103 of the 10-K sufficiently describes the material causal factors of significant changes to our proved reserves for the periods presented in accordance with the guidance set forth in FASB ASC 932-235-50-5. With respect to revisions of previous estimates for the fiscal year ended December 31, 2011, we do not believe these revisions were significant during this period. As disclosed on page 104 of the Form 10-K, in 2011, we had a net negative revision of only 288 MBoe, or 0.72% of the beginning of the year reserves balance, as a result of revisions to previous estimates. However, we acknowledge that the disclosure regarding the change to our commodity price assumptions may be confusing and, as such, we will remove the disclosure with respect to 2011 from future filings. In addition, in future periods, if there are multiple material causal factors for significant changes in proved reserves, we will clearly indicate the impact of each material causal factor.

Closing Comments

In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (281) 404-9606 or our outside counsel, Matthew R. Pacey of Vinson & Elkins L.L.P., at (713) 758-4786.

Sincerely,

Oasis Petroleum Inc.

By:	/s/ Nickolas J. Lorentzatos
Nickolas J. Lorentzatos
Senior Vice President, General Counsel & Corporate Secretary

cc:	Matthew R. Pacey, Vinson & Elkins L.L.P.

Craig P. Friou, PricewaterhouseCoopers LLP